      The following is a transcript of the portion of the Annual General Meeting of AnorMED Inc., held on September 19, 2006, during which the offer by Dematal Corp., a wholly-owned subsidiary of Genzyme Corporation, to purchase all of the outstanding common shares of AnorMED Inc. was discussed:
      KEN GALBRAITH (Chairman and Interim Chief Executive Officer, AnorMED Inc.):
      Now, I know many of you didn’t come here just to listen to Hector and I go through the legal portion of the meeting as quickly and as expeditiously as possible, so I’d like to make a short presentation about the company and its progress and also the board’s recommendation with respect to the Genzyme offer and I’ll be pleased to answer any questions that shareholders may have.
      Before my prepared remarks, at the request of our legal counsel, I’d like to remind you of the company’s special note regarding any forward-looking statements that may be made during the course of this presentation.
      Before discussing the current situation with the unsolicited hostile inadequate tender offer from Genzyme, and more importantly, the board’s actions and recommendations in respect of this hostile offer, I want to spend a little time reminding our shareholders of why there is such interest from Genzyme and others in participating in the future potential of AnorMED’s product opportunities.
      It’s actually quite a nice, little story. It was ten years ago that a talented group of scientists spun off their healthcare division from multinational Johnson Matthey and moved it across the continent from Pennsylvania to set up shop in the suburbs of Vancouver amid a booming biotech environment in B.C.
      After ten years of effort and research on chemokine receptors by this group of scientists and employees and $170 million Canadian of shareholder capital, the result is in the board of directors’ opinion the creation of one of the most attractive product pipelines in the biopharmaceutical industry.
      The productivity of our R&D team has been outstanding during that time in comparison to both peers and larger entities with greater resources at their disposal.
      On behalf of the board of directors and all shareholders, I want to express my appreciation and respect for the management and employees of AnorMED who continue to add value to our company every day through their tireless efforts. So thank you.
      Your current board of directors started their efforts for shareholders on April 21st of this year to use all of their substantial industry experience gained from building successful healthcare companies to build both near- and long-term value for all shareholders. We are 150 days into our mandate and I want to update you on some of the recent developments.
      Progress in our lead and most important product, MOZOBIL, remains on or ahead of the timelines announced in June of this year in conjunction with the new strategic direction of the company adopted by the board. The management and employees of the company have shown through their actions in discovering and developing MOZOBIL over the past several years that they are entirely capable of completing the necessary steps for getting MOZOBIL to the marketplace in a timely and appropriate manner for patients waiting for this AnorMED innovation that could improve the viability of stem-cell transplants and enlarge the pool of patients for whom transplantation is an option.
      But our innovative R&D team has not let the demands of advancing MOZOBIL to the marketplace stop them from exploring novel uses of MOZOBIL that may benefit an additional broader group of patients. We have been continuing to make progress on exploring the use of MOZOBIL to improve the effectiveness of chemotherapy treatments commonly used in patients with various leukaemias.
      A problem for some leukaemia patients is that the cancer’s leukaemia cells are protected from chemotherapy in the bone marrow. MOZOBIL has the potential to release these cells into the blood stream, making them susceptible to chemotherapy.
      Data to substantiate the potential opportunity for MOZOBIL’s use in treating leukaemia is fairly recent but we’ve made much progress recently and expect to commence additional clinical studies in the near future.
      This slide illustrates the results of a pre-clinical study which resulted in a nine-fold increase in leukaemia cells in the blood six hours after administration of MOZOBIL. Clear evidence that MOZOBIL does trigger the release of leukaemia cells into the bloodstream, thus making them more susceptible to chemotherapy.
      Given the substantial and rapidly growing number of patients afflicted with leukaemia and the need for more effective therapies, we believe this opportunity, if successfully developed, could greatly expand the potential market that MOZOBIL would be able to address in the years ahead. The number of potential treatments with MOZOBIL in leukaemia is several times the potential number of treatments with MOZOBIL in stem-cell transplant.
      Beyond MOZOBIL, the company has continued to make advances with the remaining products in our pipeline. So despite being only 150 days into its mandate, the board of directors, working with management, have made great strides in ensuring that the human and financial resources necessary to implement the strategic direction of the company are in place at the appropriate time.
      Over the past two days, we have announced two non-dilutive transactions which have resulted in increased revenue of almost $15 million to the company. It doesn’t appear that either of these two minor financial assets, which represent more than 3 per cent of Genzyme’s offering price, were reflected in the hostile Genzyme offer.
      The company is therefore well positioned to meet or exceed the public milestones on this slide which, if successful, would serve as near-term drivers of shareholder value.
      Which brings us to the most recent chapter in our story. All shareholders should have received a copy of the directors’ circular which clearly outlines our recommendation to reject the unsolicited, inadequate hostile tender offer from Genzyme. If you have not yet received a copy, I encourage you to contact the company to receive one promptly and free of charge.

      The conclusions of the board of directors are outlined in detail in the circular, but I will review them again with you today. The Genzyme offer is substantially below the market price of our shares and has been ever since the offer was announced. Our shares have traded at levels between 15 and 20 per cent above the Genzyme offer price since the offer was announced. When Genzyme filed their tender offer on September 1st, they were very aware that they were asking shareholders to accept a 15-per-cent discount to the then market price for their shares.
      This seems inconsistent with the attractiveness of our current product portfolio and the company’s potential for additional value-driving events in the near future.
      As you will hopefully agree, based on the earlier part of my presentation, the Genzyme offer does not adequately reflect the fundamental value of AnorMED. We agree with the Chairman and CEO of Genzyme in his public statements that, and I quote, “MOZOBIL represents an important therapeutic advance in the field of stem-cell transplantation.”
      However, we believe that shareholders of companies like AnorMED who create these important therapeutic advances should receive fair compensation from any strategic buyer wishing to purchase this opportunity from them. We also believe that there’s more to AnorMED’s fundamental values in the first application of its lead product.
      We also believe that it was not in shareholders’ interests to accept the first offer on the first company interested in purchasing our shares just because they really want and need MOZOBIL to help improve performance of the transplant and oncology business units. If they needed this product so badly, then they should have made this important therapeutic advance themselves. But it was AnorMED’s R&D team who made this discovery and our shareholders who funded its development. Our shareholders deserve to be treated fairly by Genzyme or any other third party who wishes to capitalize on this important therapeutic advance for the benefit of their shareholders.
      Although the board of directors had outlined a clear strategy in June to complete the development of MOZOBIL as an independent entity through the expected top line data announcement in the first half of 2007, we were of the opinion that Genzyme’s aggressive tactics left us with no option but to pursue strategic alternatives that could offer our shareholders greater value than that represented by their hostile offer.
      Further, we believe strongly that if we were going to contemplate such a strategy, that we needed to pursue a high quality effort to ensure an open, competitive and fair process for consideration of such strategic alternatives.
      The board engaged one of the premier healthcare investment banking firms in Goldman Sachs to bring all of their global resources and expertise to bear for the benefit of our shareholders in this process. We did so also with the belief that the assets of the company could be of strategic value to other third parties besides Genzyme and a potentially greater value than the initial offer from Genzyme.

      So how’s it going so far? Well, we believe it’s going better than expected in terms of the timing of the process and the number and quality of interested parties. We have allowed multiple parties to review up to date due diligence materials, both on site and through a virtual electronic network so that they can clearly and fully understand the opportunity at AnorMED.
      Management has made themselves readily available to any potential interested party to facilitate their quantification of the value of this opportunity. Please note that Genzyme has not been permitted to conduct any confidential diligence reviews since the new board was elected in April of this year and that their prior access to confidential information was primarily related to MOZOBIL.
      Many of their conclusions in their circular and their tender offer reached about valuation and other matters are based on outdated and limited access to confidential information. Many positive developments have occurred in the intervening period with respect of the company’s business plan and other third parties besides Genzyme are receiving these updates through this process.
      While discussions are under way with a number of parties at various stages, Goldman Sachs continues to respond to inquiries and also initiate contact from additional third parties who may want to enter the process. Our goal is to ensure that any and all interested biotechnology and pharmaceutical companies in North America, Europe or Asia have a chance to review the opportunity and, if desired, make a proposal for a strategic alternative within the relevant timeframes of our process.
      This process is designed to ensure shareholders that we have completed a fair, open and competitive process on a timely basis for the purpose of maximizing their shareholder value in one or more strategic alternatives, that they will be able to have a say in.
      Obviously, we cannot control how many parties will ultimately make alternate proposals, when those proposals may be received, or the terms to be offered. But shareholders should have confidence that their board of directors and management, working with Goldman Sachs, is conducting a high-quality, timely process that is designed to result in strategic alternatives that could offer greater value for shareholders than the initial offer from Genzyme. We clearly believe the competitive dynamics are currently in favour of our shareholders.
      We also cannot control or predict the next steps to be taken by Genzyme. Obviously, they saw, as you did, the public statements of rejection by shareholders holding in aggregate more than one third of our outstanding shares. They also obviously realize they cannot under those circumstances achieve a key condition of their offer, to have a minimum tender accepted by shareholders representing at least two thirds of our outstanding shares.
      They are also very aware that our common shares have not traded anywhere close to their initial offer since the day before it was announced and that the time period for expiry of their offer is drawing closer with every day. If they have commenced communicating with individual shareholders, as we have, since the filing of our directors’ circular, they are likely very aware of our shareholders’ views on their initial offer.
      I can clearly state for the record that the board’s interests are aligned with the interests of all shareholders and our actions have and will be governed with the goal of maximizing value for our shareholders and we will consider any appropriate action to ensure that result.
      In conclusion, we believe that your company continues to make progress on its business plan that is designed to enhance shareholder value. We encourage you to reject the offer from Genzyme and to not tender your shares to the first offer from the first strategic buyer to declare an interest in acquiring the company. Have confidence in your board of directors, management and Goldman Sachs in our ongoing process with respect to strategic alternatives.
      And, finally, stay tuned, both for further developments with respect to the upcoming milestones contained in our business plan and further recommendations from the board of directors.
      On behalf of the board of directors, management and employees of AnorMED, I wish to thank all of our shareholders for their continued interest in and support of our company. Please be assured that we continue to work hard for you every day in both continued development of our products, in seeking new, innovative treatments for patients, and in the aforementioned process of seeking strategic alternatives.
      We will continue to communicate with you in an open, full and timely manner as developments on all strategic fronts unfold.
      That concludes my prepared remarks. I would be pleased to entertain any questions that shareholders may have. I would ask you to please form an orderly queue behind the central microphone, wherever it ends up being. There’s a mobile mike as well. And please identify yourself for the record and I have my three colleagues here, at the front table, who will help answer your questions, which I’m sure you have at least one.
      Are there any questions? We prepared for lots of answers. No questions at all? Was it that clear of a presentation? Good.
      Well, if there are no questions in the formal session here, I’d like to call our meeting to an end. I want to thank you all for coming and listening. We want you to please take seriously and read the directors’ circular and the recommendation of the board, reject the Genzyme offer. Please do not tender your shares and await our process to unfold and we’ll make further recommendations to you as it does unfold.
      So thank you all for your time and coming here to the meeting today. Management and myself and other board members will be available. If you’d like to ask questions individually, please feel free to do so. And we’ll see you again. Thank you.
      (applause)
****
      On September 5, 2006, AnorMED filed with the United States and Canadian securities regulatory authorities a Directors’ Circular and Tender Offer Solicitation/ Recommendation Statement on Schedule 14D-9 in which AnorMED’s Board of Directors recommended that shareholders reject the September 1, 2006 hostile offer from Dematal Corp., a wholly-owned subsidiary of Genzyme Corporation. The Circular describes the reasons for the Board’s recommendation that shareholders reject the Genzyme Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and Tender Offer Solicitation/ Recommendation Statement on Schedule 14D-9, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com and the Tender Offer Solicitation/ Recommendation Statement on Schedule 14D-9 from the SEC website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to AnorMED’s Secretary at Suite 200 — 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished by AnorMED to the SEC and applicable securities commission in Canada may also be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary. More information about AnorMED is available online at www.anormed.com. YOU SHOULD READ THE DIRECTORS’ CIRCULAR OR TENDER OFFER SOLICITATION/ RECOMMENDATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE GENZYME OFFER.